

December 27, 2013

Via E-mail
Manish Singh
President and Chief Executive Officer
Lion Biotechnologies, Inc.
21900 Burbank Boulevard, Third Floor
Woodland Hills, CA 91367

      Re: Lion Biotechnologies, Inc.
              Registration Statement on Form S-1
              Filed December 4, 2013
              File No. 333-192649

Dear Mr. Singh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please refer to the last paragraph. We note your disclosure that you have not "registered the shares for sale by the selling stockholders under the securities laws of any state." Please revise the Risk Factors section on page 3 to include a risk factor discussing the lack of blue sky registration in any state and any resulting risks to investors.

Prospectus Summary, page 1

Overview, page 1

2. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations. To the extent that you discuss future business plans here, such as your intentions to develop, manufacture and commercialize adoptive cell therapies or to conduct clinical trials, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

3. Please revise to disclose your revenue and net losses from (i) inception to December 31, 2012 (your audited period) and (ii) December 31, 2012 to September 30, 2013 (your unaudited interim period).

4. Please revise to disclose that you are a development stage company and that your auditors have issued a going concern opinion on your audited financial statements and that your management has included going concern disclosure in Note 1 to your unaudited interim financial statements.

Risk Factors, page 3

5. Please revise the last two sentences of the introductory paragraph of this section to clarify that all known material risks are discussed in this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

Business, page 17

Technology and Proposed Products; Regulatory Strategy, page 20

6. Please revise to discuss in greater detail your principle products (or product candidates), their development status, their interaction with your license agreement, cooperative research and development agreement and manufacturing services agreement, and your role in the development, manufacture and commercialization of these products versus other third parties' roles. To the extent that you discuss future business plans here, such as your intentions to develop, manufacture and commercialize adoptive cell therapies or to conduct clinical trials, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. Refer to Item 101(h)(4) of Regulation S-K.

7. We note your disclosure in the third paragraph that you need FDA approval to initiate a Phase 3 clinical trial related to the treatment of metastatic melanoma patients. Please revise to discuss the status of this FDA approval. Refer to Item 101(h)(4)(viii) of Regulation S-K. In this regard, we would expect you to discuss the time frame for obtaining approval, the steps involved and the associated costs to obtain approval. Please also revise to provide comparable information for the proposed clinical trials discussed in the last sentence of the third paragraph.

8. We note that clinical trials are only one step in the process to obtain FDA approval of a new product, whether an NDA or BLA, as discussed in the Government Regulations section on page 25. If true, please revise this section to clarify that you do not have any products that have been approved by the FDA for commercial sale. Please also revise to briefly balance the disclosure in this section by detailing the process necessary to obtain final FDA approval for a new product, whether an NDA or BLA, and the associated costs to obtain approval. Please also clarify whether you have the funding necessary to complete this process. Additionally, consider adding a cross reference to the Government Regulations section on page 25.

9. Please revise this section to clearly detail the steps that have been completed with respect to your product candidate related to the treatment of metastatic melanoma patients. In this regard, please detail whether an IND has been completed, whether Phase I and Phase II clinical trials have been completed and discuss the status of your BLA. Please include enough detail so that investors can clearly understand the development status of your first product candidate.

Selling Stockholders, page 52

10. Please confirm whether any of the selling stockholders are broker-dealers or are affiliates of broker-dealers. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A.Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Istvan Bendo
        TroyGould PC